March 10, 2015
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Annual Report on Form 10-K Under
Section 219 of the Iran Threat Reduction and Syria Human Rights
Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Bridgepoint Education, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on March 10, 2015.
Respectfully submitted,
BRIDGEPOINT EDUCATION, INC.
By: /s/ Diane L. Thompson
Diane L. Thompson
Senior Vice President, Secretary and General Counsel